Via Facsimile and U.S. Mail
Mail Stop 6010
								September 15, 2005

Mr. Herbert Kurz
President
Presidential Life Corporation
69 Lydecker Street
Nyack, NY  10960

Re:	Presidential Life Corporation
	Item 4.01 Form 8-K
      Filed September 12, 2005
	File No. 0-05486

Dear Mr. Kurz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01: Changes in Registrant`s Certifying Accountants
1. Please revise the second paragraph of your filing related to disagreements to cover the interim period from the date of your last audited financial statements through the date of dismissal of your former accountant as required by Item 304(a)(1)(iv) of Regulation S-
K.
2. Please revise the fifth paragraph of your filing related to reportable events to cover the interim period from the date of your last audited financial statements through the date of dismissal of your former accountant as required by Item 304(a)(1)(v) of Regulation
S-K.
3. Please provide your revised disclosure to your former accountants and have them provide an updated letter stating whether they agree with the statements made in your revised Form 8-K. Please file this updated letter as an Exhibit to your amended Form 8-K as required by
Item 304(a)(3) of Regulation S-K.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3638.

							Sincerely,



							Mark K. Brunhofer
							Staff Accountant
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Mr. Herbert Kurz
Presidential Life Corporation
September 15, 2005
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